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January 8, 2018

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin, Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Real Goods Solar, Inc. Definitive Proxy Statement filed on Schedule 14A by Iroquois Master Fund, Ltd., et al. on July 24, 2017

File No. 001-34044

Dear Mr. Hindin:

Pursuant to the Cooperation Agreement by and among Real Goods Solar, Inc. (the “Company”) and Iroquois Master Fund, Ltd., and its affiliates (collectively, “Iroquois”), dated January 2, 2018 (the “Cooperation Agreement”), we are hereby notifying the Staff of the Securities and Exchange Commission that Iroquois has withdrawn its solicitation of proxies in opposition to the Company’s proposals at the Company’s 2017 annual meeting of shareholders scheduled to be reconvened on January 18, 2018, at 10:00A.M., local time, at the Holiday Inn Express, 401 17th Street, Denver, Colorado 80202 (the “Annual Meeting”) and has therefore terminated its proxy solicitation in connection therewith. A copy of the Cooperation Agreement was filed by the Company as Exhibit 10.1 to its Form 8-K filed on January 3, 2018.

Please do not hesitate to contact me should you have any questions.

Sincerely,

/s/ Mohammad M. Malik

Mohammad M. Malik

cc:	Richard Abbe, Iroquois Master Fund, Ltd. Andrew Freedman, Olshan Frome Wolosky LLP

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